SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549




                                  FORM 8-A


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                                Mattel, Inc.
           (Exact name of registrant as specified in its charter)


                              Delaware                        95-1567322
              (State of incorporation or organization)   (IRS Employer
                                                         Identification No.)

         333 Continental Boulevard, El Segundo, California        90245-5012
              (Address of principal executive offices)            (Zip Code)


         Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered

         10-1/8% Senior Subordinated        New York Stock Exchange
         Notes due August 15, 2002

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [X]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

         Securities to be registered pursuant to Section 12(g) of the Act:


                                         None
                                   (Title of Class)





         ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGIS-
                   TERED.

                   Reference is made to the description of the 10-1/8% Senior Subordinated Notes due August 15, 2002 (the "Notes") set forth under the caption "Description of Notes and Guarantee" in the Prospectus dated August 24, 1992, filed as part of a Registration Statement on Form S-3 of Tyco Toys, Inc. ("Tyco") (Registration No. 33-49592) pursuant to the Securities Act of 1933, as amended. Such description under such caption is hereby incorporated by reference. Such description of the Notes is subject to the following:

         The Notes are subject to (a) an Indenture, dated as of August 15, 1992, among Tyco, certain subsidiaries of Tyco, as Guar-antors, and NationsBank of Virginia, N.A. ("NationsBank"), as trustee (the "Indenture"), (b) a Supplemental Indenture, dated October 17, 1992, among Tyco, NationsBank, as trustee, and cer-tain subsidiaries of Tyco, as Additional Guarantors (the "First Supplemental Indenture"), (c) a second Supplemental Indenture, dated June 8, 1993, among Tyco, NationsBank, as trustee, and certain subsidiaries of Tyco, as Additional Guarantors (the "Second Supplemental Indenture"), and (d) an Agreement of Successorship, dated January 14, 1994, by and among Tyco, NationsBank, as resigning trustee, and Bankers Trust Company, as successor trustee (the "Successorship Agreement"). The Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Successorship Agreement are attached hereto as Exhibits 1, 2, 3 and 4, respectively, and are each incorporated herein by reference in their entirety.
         In addition, in the event Tyco is merged with the registrant pursuant to that certain Agreement and Plan of Merger, dated as of November 17, 1996, as amended as of November 22, 1996, by and among the registrant, a wholly owned subsidiary of the registrant, and Tyco, the Notes will be subject to a Third Supplemental Indenture, dated on or about March 27, 1997, by and among the registrant, Tyco, the Guarantors (as defined in the Indenture) and Bankers Trust Company, as trustee, pursuant to which the registrant will expressly assume all of the obligations of Tyco under the Indenture (as supplemented from time to time). The form of Third Supplemental Indenture is attached hereto as Exhibit 5 and is incorporated herein by reference in its entirety.













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         ITEM 2.   EXHIBITS.

              No.                     Document

              2.1 Form of Indenture, dated as of August 15, 1992, between Tyco, certain subsidiaries of Tyco, as Guarantors, and NationsBank, as trustee (incorporated by reference to Exhibit 4.1a to Amendment No.1 to Tyco's Registration Statement on Form S-3 (Registration No. 33-49592) filed August 5,
                   1992). The form of the Notes is included in the Indenture.

              2.2 Supplemental Indenture, dated June 8, 1993, among Tyco, NationsBank, as trustee, and certain subsidiaries of Tyco, as Additional Guarantors (as defined therein) (incorporated by reference to
                   Exhibit 4.3 to Tyco's Annual Report on Form 10-K for the fiscal year ended December 31, 1993).

              2.3 Supplemental Indenture, dated October 17, 1992, by and among Tyco, NationsBank, as trustee, and certain subsidiaries of Tyco, as Additional Guarantors (as defined therein) (incorporated by reference to
                   Exhibit 4.4 to Tyco's Annual Report on Form 10-K for the fiscal year ended December 31, 1993).

              2.4 Agreement of Successorship, dated January 14, 1994, by and among Tyco, NationsBank, as resigning trustee, and Bankers Trust Company, as successor trustee (incorporated by reference to Exhibit 4.5 to Tyco's Annual Report on Form 10-K for the fiscal year ended December 31, 1993).

              2.5* Form of Third Supplemental Indenture, by and among
                   the registrant, Tyco, the Guarantors (as defined in the Indenture) and Bankers Trust Company, as trustee.













         _____________________
         *    Filed herewith.








                                    SIGNATURE


                   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   MATTEL, INC.
                                   Registrant


         Date:  March 26, 1997     By:  /s/ Robert Normile
                                      Name:  Robert Normile
                                      Title:  Vice President,
                                              Assistant Secretary and
                                              Assistant General Counsel






































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